Exhibit 99.1

Alibaba Group Announces Executive Chairman Succession Plan

HANGZHOU, China, September 10, 2018 — Alibaba Group Holding Limited (NYSE: BABA) today announced that one year from today, September 10, 2019, chief executive officer Daniel Zhang will succeed Jack Ma as chairman of the board of Alibaba Group. Mr. Ma will continue as executive chairman of the company over the next 12 months to ensure a smooth transition of the chairmanship to Mr. Zhang.

Mr. Ma will complete his current term as a member of Alibaba Group’s board of directors until its annual general meeting of shareholders in 2020.

Mr. Ma is a lifetime partner in the Alibaba Partnership and is a member of its partnership committee. The Alibaba Partnership is currently comprised of 36 partners who are also members of senior management of Alibaba Group or its affiliates. Pursuant to the articles of association of Alibaba Group, the Alibaba Partnership has the right to nominate a majority of the directors to the board of the company.

Mr. Ma issued a letter to Alibaba’s customers, employees and shareholders, which is attached to this release.

Letter from Jack Ma, founder and executive chairman of Alibaba Group

Dear Alibaba customers, Aliren, and shareholders,

Today, as we mark the 19th anniversary of Alibaba, I am excited to share some news with you: with the approval of our board of directors, one year from today on September 10, 2019 which also falls on Alibaba’s 20th anniversary, Group CEO Daniel Zhang will succeed me as chairman of the board of Alibaba Group. While remaining as executive chairman in the next 12 months, I will work closely with Daniel to ensure a smooth and successful transition. Thereafter, I will stay on the Alibaba board of directors until our annual shareholders meeting in 2020.

I have put a lot of thought and preparation into this succession plan for ten years. I am delighted to announce the plan today thanks to the support of the Alibaba Partnership and our board of directors. I also want to offer special thanks to all Alibaba colleagues and your families, because your trust, support and our joint enterprise over the past 19 years have prepared us for this day with confidence and strength.

This transition demonstrates that Alibaba has stepped up to the next level of corporate governance from a company that relies on individuals, to one built on systems of organizational excellence and a culture of talent development.

When Alibaba was founded in 1999, our goal was to build a company that could make China and the world proud and one that could cross three centuries to last 102 years. However, we all knew that no one could stay with the company for 102 years. A sustainable Alibaba would have to be built on sound governance, culture-centric philosophy, and consistency in developing talent. No company can rely solely on its founders. Of all people, I should know that. Because of physical limits on one’s ability and energy, no one can shoulder the responsibilities of chairman and CEO forever.

We asked ourselves this question 10 years ago — how could Alibaba achieve sustainable growth after Jack Ma leaves the company? We believed the only way to solve the problem of corporate leadership succession was to develop a system of governance based on a unique culture and mechanisms for developing consistent talent and successors. For the last 10 years, we kept working on these ingredients.

Having been trained as a teacher, I feel extremely proud of what I have achieved. Teachers always want their students to exceed them, so the responsible thing to do for me and the company to do is to let younger, more talented people take over in leadership roles so that they inherit our mission “to make it easy to do business anywhere.” Carrying out this mission in order to help small businesses, young people and women around the world is my passion. This is not only our intent from day one but I feel blessed to have this opportunity. To realize the dream behind this mission requires participation by a lot more people than just Jack Ma and persistent effort by generations of Aliren.

Alibaba is amazing not because of our business or scale or accomplishments. The best thing about Alibaba is that we come together under a common mission and vision. Our partnership system, unique culture and talented team have laid a strong foundation for the legacy of our company. In fact, since I handed over the CEO’s responsibilities in 2013, the company has run smoothly for five years on the back of these institutional ingredients.

The partnership system we developed is a creative solution to good governance and sustainability, as it overcomes several challenges faced by companies of scale: continuous innovation, leadership succession, accountability and cultural continuity.  Over the years, in iterating our management model, we have experimented with and improved on the right balance between systems and individuals. Simply relying on individuals or blindly following a system will not solve our problems. To achieve long-term sustainable growth, you need the right balance among system, people and culture. I have full confidence that our partnership system and efforts to safeguard our culture will in time win over the love and support from customers, employees and shareholders.

Since the founding of the company in 1999, we have been of the view that Alibaba’s future will need to depend on “droves of talent” to enable us to iterate on our management succession plans. After years of hard work, today’s Alibaba has a world-class talent pool in quality and quantity. The teacher in me feels extremely proud of our team, our leadership and our unique mission-driven culture, as well as the fact that we continue to develop exceptional business leaders and professional talent like Daniel Zhang.

Daniel has been with Alibaba Group for 11 years. Since he took over as CEO, he has demonstrated his superb talent, business acumen and determined leadership. Under his stewardship, Alibaba has seen consistent and sustainable growth for 13 consecutive quarters. His analytical mind is unparalleled, he holds dear our mission and vision, he embraces responsibility with passion, and he has the guts to innovate and test creative business models. Deservedly, China’s business news media has named him the No.1 CEO in 2018. For these reasons, he and his team have won the trust and support of customers, employees and shareholders. Starting the process of passing the Alibaba torch to Daniel and his team is the right decision at the right time, because I know from working with them that they are ready, and I have complete confidence in our next generation of leaders.

As for myself, I still have lots of dreams to pursue. Those who know me know that I do not like to sit idle. I plan on continuing my role as the founding partner in the Alibaba Partnership and contribute to the work of the partnership. I also want to return to education, which excites me with so much blessing because this is what I love to do. The world is big, and I am still young, so I want to try new things — because what if new dreams can be realized?!

The one thing I can promise everyone is this: Alibaba was never about Jack Ma, but Jack Ma will forever belong to Alibaba.

Jack Ma

September 10, 2018

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere and the company aims to achieve sustainable growth for 102 years. For the fiscal year ended March 2018, the company reported revenues of US$39.9  billion.

Media Contacts

Jennifer Kuperman

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415-595-6916

Rachel Chan

rachelchan@alibaba-inc.com

+852-9400-0979